January 13, 2006

VIA EDGAR AND FACSIMILE

Stephen G. Krikorian

Branch Chief - Accounting

Securities and Exchange Commission

Division of Corporate Finance

100 F Street N.E.

Washington, DC 20549

Re:	NDS Group plc
Form 10-K for Fiscal Year ended June 30, 2005
File No.: 0-30364

Dear Mr. Krikorian:

On behalf of NDS Group plc, this letter is in response to the staff’s letter of comment dated December 30, 2005 with respect to the above-referenced Form 10-K for the fiscal year ended June 30, 2005. For the convenience of the staff, we have set out each of the comments in bold italic font immediately preceding the corresponding response.

1.	In order for us to fully consider your response to prior comment 3 please provide the following information related to the arrangements you have described. Please tell us the following:

a.	Your response suggests that security maintenance services and replacement smart cards are part of these arrangements (i.e., as a package), however, you deem these elements to be separate “contracts”. Tell us your accounting basis for determining how these elements are separate contracts and how you have considered these separate contracts under the guidance of TPA 5100.39. See paragraph 2 of EITF 00-21.

Response — We currently have one customer to whom we supply security maintenance services and changeover smart cards under an arrangement which is not separate from the initial system supply. That customer is not significant (it accounted for less than 2% of the Company’s revenues for the fiscal years ended June 30, 2003, 2004 and 2005). Further, we account for that entire arrangement under SOP 97-2 as the software in the initial system supply is more than incidental to the arrangement. We have not included a description of the accounting for this arrangement in our significant accounting policies footnote because the arrangement is inconsequential. We continue to monitor the level of significance of these types of arrangements for possible disclosure in future filings.

Currently, 33% of our customers purchase both additional security maintenance services and changeover smart cards under arrangements entered into subsequent to our development of the initial system. With the exception of the one customer discussed above, the subsequent arrangements were negotiated and executed long after the arrangements for the initial supply system. For these customers, we have considered the indicators of TPA 5100.39 as follows:

Indicator	Response

The contracts or agreements are negotiated or executed within a short time frame of each other.	The subsequent arrangements were negotiated and executed several years after the arrangements for the initial system supply.

The different elements are closely interrelated or interdependent in terms of design, technology, or function.	Whilst the security maintenance and changeover smart cards utilize the technology supplied initially, the separate contracts extend the life of smart cards and preserve the security of data stored on smart cards. The functions of the initial system are not dependent on the subsequent maintenance.

The fee for one or more contracts or agreements is subject to refund or forfeiture or other concession if another contract is not completed satisfactorily.	The fee for one or more contracts or agreements is not subject to refund or forfeiture or other concession if another contract is not completed satisfactorily.

One or more elements in one contract or agreement are essential to the functionality of an element in another contract.	Whilst the security maintenance and changeover smart cards utilize the technology supplied initially, the separate contracts extend the life of smart cards and preserve the security of data stored on smart cards. The functions of the initial system are not dependent on the subsequent maintenance.

Indicator	Response
Payment terms under one contract or agreement coincide with performance criteria of another contract or agreement.	Payment terms under one contract or agreement do not coincide with performance criteria of another contract or agreement.

The negotiations are conducted jointly with two or more parties (for example, from different divisions of the same company) to do what in essence is a single project.	The negotiations are conducted independently.

Accordingly, we believe that none of the indicators listed in TPA 5100.39 apply.

b.	Clarify how you apply EITF 00-21 in allocating the fees to each element in an arrangement with your customers. Identify all deliverables included in an initial contract and in subsequent deliverables. Your response does not address how you account for the PCS that is sold for the conditional access software (i.e., initial contract). See your response to prior comment no. 1(d)(iii) of your October 12, 2005 letter. Provide us with your analysis under paragraphs 4(a)(iii) and 9 of EITF 00-21. It appears that certain deliverables are subject to SOP 97-02 and to SAB 104; therefore an analysis under EITF 00-21 seems necessary.

Response — When an arrangement includes software that is more than incidental, we follow SOP 97-2 for the entire arrangement; an example of this is when an arrangement includes the development of initial system software. Otherwise, SAB 104 and EITF 00-21 apply; for instance, when an arrangement calls for security maintenance services and the supply of changeover smart cards with no development of the initial system software.

When EITF 00-21 applies, we bifurcate revenues between security maintenance services and the supply of changeover smart cards based on the residual method as outlined in our response to comment 2 in our October 12, 2005 letter.

Conversely, a description of the deliverables included in the supply of an initial system and the application of SOP 97-2 is included in our response 1(d)(i) in our October 12, 2005 letter and in our response to comment 3 in our November 30, 2005 letter.

As stated above, SOP 97-2 is applied to any arrangement that includes the development of initial system software. When these arrangements also include PCS, the PCS represents an undelivered element under SOP 97-2. VSOE is established by reference to prices charged for similar services provided to other customers under separate arrangements.

We do not have any arrangements which are subject to both SOP 97-2 and to SAB 104.

2.	We note that on page E-5 of the transcript of your November 1, 2005 conference call (filed as an exhibit to Form 8-K filed on November 3, 2005) you appear to have discussed a reclassification of $13 million in labor costs to cost of sales from research and development expense in the current quarter. According to the transcript, your intent was to “explain some different treatment of certain costs” in the current year versus their treatment in the prior year and to permit users to compare periods on an “apples-to-apples” basis. Please tell us why you do not appear to have discussed this change in your discussion of results of operations in the Form 10-Q for the quarter ended September 30, 2005.

Response — In the conference call we discussed the shift of costs as our business evolves with a greater proportion of engineering time devoted to supporting our customers on specific projects and a corresponding shift away from internal research and development activities which was enhanced by the introduction of a new time reporting system. We did not reclassify labor costs to cost of sales from research and development. In our Form 10-Q for the quarter ended September 30, 2005 under Item 2: Management’s Discussion and Analysis of Financial Condition and Results of Operations (pages 15 and 16), we explained that a higher percentage of engineering resources was being utilized on specific customer projects as opposed to internal research projects and development activity, and that this resulted in an increase in Cost of Goods and Services Sold (Operations) and a corresponding decrease in Operating Expenses (Research and Development) when compared to the quarter ended September 30, 2004.

If you have any questions concerning this letter or if you would like any additional information, please do not hesitate to call me at 212-918-8720.

Very truly yours,

/s/ Amy Bowerman Freed
Amy Bowerman Freed